UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

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CONTAX PARTICIPAÇÕES S/A
Corporate Taxpayer’s ID (CNPJ/MF) 04.032.433/0001 -80
Corporate Registry ID (NIRE) 33.300.275410
Publicly-Held Company

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS’
MEETING HELD ON APRIL 26, 2007 AT 10:30 AM

As Secretary of the Board of Directors’ meeting, held on this date, I HEREBY ATTEST that item (3) of the minutes of Contax Participações S/A’s Board of Directors’ meeting, entitled “Corporate Action: changes in the membership of the Board of Directors” now has the following wording:

“Item 3: (i) In accordance with article 15 of the Company’s By-laws, the Board Members registered the resignation request from the Board Member, Mr. Marcelo Cunha Ribeiro, his alternate, Mr. FABIO SCHVARTSMAN automatically assuming the position of Member, in order to complete his term. Immediately thereafter, also in accordance with article 15 of the Company’s Bylaws, Mr. MARCELO CUNHA RIBEIRO was appointed as Mr. Fabio Schvartsman’s alternate. (ii) The Board Members registered the resignation request dated April 19, 2007, from the Board Member, Mr. Carlos Francisco Ribeiro Jereissati, his alternate, Mr. PEDRO JEREISSATI, automatically assuming the position of Member, in order to complete his term, in accordance with article 15 of the Company’s By-laws. Immediately thereafter, the Board appointed as Mr. Pedro Jereissati’s alternate, until the Annua l Shareholders’ Meeting of 2009, pursuant to article 150 of Law 6.404/76,Mr. ALEXANDRE JEREISSATI LEGEY, Brazilian citizen, married, chemical engineer, bearer of Identity Card (RG) no. 34.545.462 -5, issued by the IFP/RJ, inscribed in the individual roll of taxpayers (CPF/MF) under no. 954.529.077 -34, with offices at Av. Dr. Chucri Zaidan, 920, Torre I, 16º andar, São Paulo, SP, CEP 04583-110. The new Member declared that there was no legal impediment preventing him from assuming said office and made the declaration referred to in paragraph 4 of article 147 of Law 6.404/76. (iii) The Board Members registered the resignation request dated April 10, 2007, of the alternate Member, Mr. Joilson Rodrigues Ferreira, and approved the nomination, as Mr. José Luis Prola Salinas’s alternate, until the Annual Shareholders’ Meeting of 2009, pursuant to article 150 of Law 6.404/76, Mr. RICARDO DE MORAES MONTEIRO, Brazilian ci tizen, married, journalist, bearer of Identity Card (RG) no. 13436104-7, issued by the SSP/RJ, inscribed in the individual roll of taxpayers (CPF/MF) under no. 857.262.738 -34, with offices at Esplanada dos Ministérios, Bloco P, 5º andar, Brasília, Distrito Federal, CEP: 70048-900. The new Member declared that there

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was no legal impediment preventing him from assuming said office and made the declaration referred to in paragraph 4 of article 147 of Law 6.404/76. ”

All the Members of the Board of Directors attended the meeting and have duly signed below: Ronaldo Iabrudi dos Santos Pereira (Chairman); Otavio Marques de Azevedo; Pedro Jereissati; Marcelo Cunha Ribeiro (alternate); Eduardo Klingelhoefer de Sá; Luiz Eduardo Falco Pires Corrêa; José Luís Prola Salinas; Isabel S. Ramos Kemmelmeier; and Sergio Mamede Rosa do Nascimento.

Rio de Janeiro, April 26, 2007.

Luciene Sherique
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.